FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 March 12 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: 'Re Q3 Results' dated 12 March 2004

12 March 2004

                               BRITISH ENERGY plc

    THIRD QUARTER RESULTS - EBITDA, CONTINGENT ASSET AND NUCLEAR FUEL COSTS

Following the announcement of its third quarter results on 26 February 2004 and the related results presentation, British Energy has recently become aware, as a result of enquiries by investors, that the accounting for the fuel payments under the new fuel services contracts with British Nuclear Fuels plc (BNFL) and the implications for earnings before interest, taxes, depreciation and amortisation (EBITDA) post restructuring requires clarification.

The Company's results presentation included a statement of EBITDA. This showed EBITDA for continuing activities of GBP42m for the 9 month period ended 31 December 2003 and GBP26m for the 3 month period ended 31 December 2003 in accordance with UK GAAP as set out in Slide 10 of the presentation (see Appendix). However, as stated in the presentation, to produce an adjusted EBITDA on a post restructured basis, it would be necessary to make a number of adjustments which would not be in accordance with UK GAAP. Such adjustments would include the profit and loss difference between the BNFL contracts in place prior to the restructuring (historic contracts) and those that will be in place after the restructuring (new contracts). This adjustment would involve an addition of GBP37m to EBITDA for the 9 month period and an addition of GBP6m for the 3 month period which compares with the cash benefits between the historic and new back end contracts of GBP137m and GBP33m (see note 3 Table 1) respectively.

In order to present EBITDA for the 3 and 9 month periods on a post restructured basis, the table below is provided for illustrative purposes. It is not in accordance with UK GAAP and does not constitute a forecast.


                                                           3 months     9 months
                                                              ended        ended
                                                        31 December  31 December
                                                               2003         2003

                                                              GBPm          GBPm


EBITDA continuing activities in accordance with UK GAAP         26            42
Benefit of new contracts (1)                                     6            37
Adjusted EBITDA                                                 32            79


(1) The financial benefit to the Group of the new contracts in any financial period will depend, in part, on the prevailing average electricity market price during that period


No other adjustment has been made which may be required to take account of the potential impact on EBITDA of any restructuring related adjustments nor any other changes which may impact the business.

Slide 10 of the presentation included a reference to capex included in operating costs. As disclosed in the results, capital investment expenditure of GBP13m for the 3 month period and GBP60m for the 9 month period has been expensed in the profit and loss account. These amounts have been expensed to the profit and loss account as a result of the significant fixed asset impairment at 31 March 2003. The Company will review the economic assumptions underlying the calculation of fixed asset carrying values at 31 March 2004, in line with FRS11. The amount that would be capitalised will be determined in accordance with FRS 15. There is no certainty that expenditure previously treated as fixed asset additions will be capitalised in the future. In view of the foregoing it is not possible to estimate the future impact on EBITDA.

During the third quarter there were extended outages at Heysham 1 and Sizewell B with a lost profit contribution estimated at GBP50m. Due to the uncertainty about the recurrence of unplanned outage this amount has not been included within adjusted EBITDA.

The foregoing has dealt with the EBITDA implications. More details about the differences between the historic and new contracts are set out below. The accounting for nuclear fuel costs for the 3 and 9 month periods was drawn up on the basis that the historic back end fuel contracts continued in existence. The new contracts are conditional on, inter alia, completion of the proposed restructuring. However, cash payments are being made to BNFL as if the new contracts had become effective on 1 April 2003. This gave rise to a creditor balance in the accounts which will be released, as part of other restructuring adjustments, upon implementation of the proposed restructuring. The cumulative balance of GBP259m at 31 December 2003 was disclosed as a contingent asset in the results. The contingent asset has not yet been recognised in its financial accounts and its recognition will occur only on the successful completion of the restructuring.

Table 1 below shows the nuclear fuel profit and loss and cash costs under both the historic and the new contracts for the 3 month and 9 month ended 31 December 2003. The fuel costs comprise front end (fabrication, uranics and ancillary costs) and back end (spent fuel services) costs.



    Table 1 - Summary of Nuclear Fuel Costs (P&L) for 3 and 9 Month ended 31
                   December 2003 and associated cash payments


                                                            3 months                 9 months
                                                             ended                     ended
                                                        31 December 2003         31 December 2003
                                                     P&L effect      Cash    P&L effect   Cash effect
                                                                    effect
                                                         GBPm       GBPm         GBPm         GBPm

Nuclear fuel cost under historic contracts              78(1)         98       233(1)         336

Nuclear fuel costs under new contracts                  72(2)         65       196(2)         199

Savings under new contracts                               6         33 (3)       37       137(1) (3)


(1)  As disclosed in the unaudited third quarter results to 31 December 2003.

(2) Includes back end fuel costs assuming an average electricity market price of GBP17.8/MWh as applicable under the new contracts

(3) Excludes stoodstill interest of GBP6m for 3 month period and GBP9m for 9 months period


As can be seen from the above table the cash savings from the new BNFL contracts are GBP33m for the 3 month period and GBP137m for the 9 month period, whereas the profit and loss saving is GBP6m and GBP37m respectively. This is due to the difference between cash payments and amounts charged to the profit and loss account under the structure of the historic BNFL contracts. Since the profile of cash payments over the life of the historic BNFL contracts is weighted towards current years the actual total cash payments for front and back end costs for the 9 month period would have been GBP336m, GBP103m higher than the profit and loss account charge for the period of GBP233m.

To illustrate the impact of differing average electricity market prices Table 2 shows the total fuel costs for a 12 month period at market prices for electricity of GBP16/MWh and GBP21/MWh (2002/03 money values) with an assumed total nuclear output level of 67TWh, of which AGR output represents 58TWh. These figures are illustrative only and do not constitute a forecast.


            Table 2 - Indicative Nuclear Fuel Operating Costs (P&L)
                             for 12 Month Period

Average electricity market price as applicable under new            GBP16/MWh(1)          GBP21/MWh(1)
contracts
                                                                       GBPm                GBPm

Nuclear fuel costs under historic contracts (3)                         319                 329
Nuclear fuel costs under new contracts                                  225                 351

Cost impact                                                             94                (22)(2)


(1) The GBP16/MWh and GBP21/MWh price level quoted above are stated in 2002/03 money values.

(2) The cost impact is capped at GBP(22)m at average electricity market prices above GBP21/MWh and at prices above this level total fuel costs are unchanged on the basis of 2002/03 money values.

(3) Calculated using 2002/03 money values

British Energy's Proposed Restructuring remains subject to a large number of significant uncertainties and important conditions, including receipt by the Secretary of State for Trade and Industry (the Secretary of State) of a satisfactory notification from the European Commission that in so far as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive this notification by mid 2004. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required.

If for any reason British Energy is unable to implement the Proposed Restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.

This  document  contains  certain  "forward-looking"  statements  as  defined in
Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy's business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial condition and results of operations of British Energy. These forward-looking statements typically contain words such as "intends", "expects", "anticipates", "estimates", "aim", "believe", "assume", "should" and words of similar import, which are predictions of or indicate future events or future trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements. British Energy has identified some important factors that may cause such differences in British Energy's Form 20-F annual report for the year ended 31 March 2003 filed with the US Securities and Exchange Commission.

                                                                        Appendix

Slide 10 of Presentation on third quarter results
Financial Performance - EBITDA - Analysis

                                           3 months ended 31   9 months ended 31
                                               December 2003       December 2003
                                                        GBPm                GBPm

Loss after tax and exceptional items                     (3)                (82)
Interest                                                  29                  54
Revalorisation                                            40                 139
Tax                                                      (7)                   1
Depreciation                                              11                  36
Gain on sale                                            (37)                (37)
AmerGen loss/(profit)                                     21                (22)
Net exceptional credits                                 (28)                (47)
EBITDA continuing activities                              26                  42

Capex included in operating costs                         13                  60



Note: This table does not take account of the impact of the revised BNFL contracts, which would be one of the financial adjustments to be made on Restructuring.


Net cash flow from operating activities                   27                   1




Management will host a conference call for analysts and investors today - 12 March 2004 - at 1600 UK time (1100 - Eastern Standard time).

The conference call can be accessed by dialling, UK dial in: 0845 146 2004, International dial in: + 44 (0) 1452 569 393, US dial in: 1 866 434 1089.

For further information please contact:

Paul Heward British Energy                     01355 262201

Andrew Dowler Financial Dynamics               020 7831 3113

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 12 2004                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations